SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 October 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Trading Update dated 18 October 2019

Exhibit No: 99.1

18 October 2019

InterContinental Hotels Group PLC
2019 Third Quarter Trading Update

Highlights

●            4.7% YOY net system size growth to 865k rooms; on track to exceed 5% for full year 2019
●            13k rooms opened, taking the total to 42k rooms YTD
●            Signed 25k rooms in the quarter, 73k rooms YTD
●            Group Q3 comparable RevPAR1 down 0.8%, flat for Q3 YTD

Keith Barr, Chief Executive Officer, InterContinental Hotels Group PLC, said:
"Our continued strategic focus on driving net rooms growth enabled us to deliver a 4.7% increase in net system size despite a strong comparable. This will accelerate in the coming quarter and we are on track to deliver industry leading net system growth over the medium term. Third quarter Group RevPAR was down 0.8%, impacted by tougher trading conditions in the US and China, and ongoing unrest in the Hong Kong SAR.

We have made further progress executing against our strategic initiatives, with the first franchise applications already received for Atwell Suites, our new upper midscale brand which was launched for franchise sales at the end of the quarter. We also strengthened our loyalty offer through an exclusive partnership with world-renowned travel club and boutique hotel specialists, Mr & Mrs Smith. This will more than double our luxury and boutique offering to IHG Rewards Club members in new and iconic locations and enhance the loyalty member value proposition.

Despite the weaker RevPAR environment, and the challenges some of our markets are currently experiencing, we remain confident in our financial outcome for the rest of the year. Our broad geographical spread combined with the resilience of our asset-light, cash generative model, our disciplined approach to cost management and the continued execution against our strategic initiatives, positions us well for the future."

Third Quarter performance

Americas
RevPAR was down 0.6% in Q3 and flat Q3 YTD. In the US, RevPAR was down 0.6% in the third quarter, impacted by renovation activity and lower group business. Our Q3 YTD performance of flat RevPAR in the US was in line with the segments in which we compete. Canada was down 2% due to softness in Ontario and Alberta. Elsewhere in the region, Latin America and the Caribbean were up 6% and Mexico was down 2%.

We opened 6.0k rooms (58 hotels) in the quarter, our highest level in seven years. As we continue to focus on enhancing the quality of our estate, we removed 2.8k rooms (20 hotels), resulting in a 2.5% increase in our net system size. We signed 8.0k rooms (77 hotels) in the quarter, including the Six Senses Galápagos Islands.

Europe, Middle East, Asia & Africa
RevPAR was up 0.2% in Q3 and up 0.3% in Q3 YTD. Third quarter RevPAR was up 1% in the UK, with London up 3% driven by international inbound demand and the Provinces flat. Continental Europe RevPAR was up 1%, with France up 1%, and Germany down 7% due to a less favourable trade fair calendar. Elsewhere, the Middle East was down 1%, with the adverse impact of supply growth and political unrest partly offset by timing of the Hajj pilgrimage. Australia and Japan were both down 1%.

We opened 2.6k rooms (16 hotels), driving net rooms growth of 5.4%. We signed 10.0k rooms (34 hotels) in the quarter, our highest ever performance, with five voco hotels (5.6k rooms) including a 4k room property in Makkah.

Greater China
Third quarter RevPAR in Greater China was impacted by ongoing unrest in the Hong Kong SAR where RevPAR was down 36%. We continue to outperform the market in Mainland China, where our Q3 RevPAR declined 2%, due to lower corporate and meetings business partly offset by domestic leisure demand. RevPAR in Tier 1 and 2 cities declined 2%, and Tier 3 and 4 cities fell 3%.

We opened 4.1k rooms (22 hotels) in the quarter, driving net rooms growth of 13.4%. Signings totalled 7.1k rooms (37 hotels) including 20 Holiday Inn Express Franchise Plus hotels, and a further two franchise Holiday Inn properties.

1 RevPAR growth is at constant exchange rates (CER) unless otherwise stated

Update on strategic initiatives

We continue to make good progress against our strategic initiatives to drive industry leading net rooms growth over the medium term.

Build and leverage scale

●            Net system size up 4.7% year on year to 865k rooms (5,795 hotels), impacted by the later phasing of openings compared to Q3 2018, when 19k rooms opened. Remain on track to exceed 5% net system size growth in full year 2019.
●            13k rooms opened in the quarter, including our 400th Candlewood Suites property, and our best performance for Holiday Inn Express openings in over a decade.
●            Signed 25k rooms in the quarter, including our highest InterContinental Hotels & Resorts signings since 2014.
●            Pipeline now stands at 289k rooms.

Optimise our preferred portfolio of brands for owners and guests

●            Mainstream

-     avid hotels: Over 200 hotels (19k rooms) signed since launch (11 hotels, (1.0k rooms) in the third quarter). With almost 80 hotels under construction or planning approved, including the brand's first ground break in Mexico, we are on track to have ~10 properties open by the end of the year.
-     Atwell Suites: Following the registration of franchise documents in September, we have received 10 applications for our new all-suites upper midscale brand. We expect the first Atwell Suites locations to begin construction in early 2020 and open in 2021.

●            Upscale

-      Crowne Plaza: Achieved our best signings performance in the first nine months of the year in over a decade. Opened the first Crowne Plaza Accelerate flagship property in Ravinia.
-      Hotel Indigo: Record number of signings year to date; now have deals signed into the pipeline that will take Hotel Indigo to 17 new countries.
-      voco: Twenty-three hotels (9k rooms in total) signed to date, including our fourth signing in Saudi Arabia. On track to grow the voco portfolio to ~30 signed hotels by the end of the year.

●            Luxury

-      InterContinental Hotels & Resorts: Signed five hotels, and opened three in the quarter, including the Maldives, taking our total pipeline and system size for the brand to over 270 properties.
-      Six Senses Hotels Resorts Spas: Seven signings since February 2019 acquisition, three deals in the quarter, including the Galápagos Islands.

Strengthen loyalty programme

●        Exclusive partnership with Mr & Mrs Smith, the world-renowned travel club and boutique hotel specialists, more than doubling our luxury and boutique offering to IHG Rewards Club members in new and iconic locations.

Foreign exchange

The strengthening of the US dollar against many major currencies globally decreased Group RevPAR to a 1.9% decline in the quarter, when reported at actual exchange rates. A breakdown of constant vs. actual currency RevPAR is set out in Appendix 2.

2019 items

In addition to items previously disclosed, full year 2019 is expected to be impacted by the following:

●        ~$5m adverse impact from the fee income loss from trading conditions in the Hong Kong SAR
●        ~$10m favourable impact from non-recurring items including significant liquidated damages and accounting treatment relating to IFRS 16.

Appendix 1: Third quarter RevPAR movement summary

	Q3 2019			Q3 YTD 2019
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	(0.8)%	(0.8)%	0.0%pts	0.0%	0.0%	0.0%pts
Americas	(0.6)%	(0.3)%	(0.2)%pts	0.0%	0.4%	(0.3)%pts
EMEAA	0.2%	(1.0)%	0.9%pts	0.3%	(0.6)%	0.7%pts
G. China	(6.1)%	(5.5)%	(0.4)%pts	(2.3)%	(2.3)%	0.0%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q3 2019			Q3 YTD 2019
	CER	AER	Difference	CER	AER	Difference
Group	(0.8)%	(1.9)%	1.1%pts	0.0%	(1.8)%	1.8%pts
Americas	(0.6)%	(1.0)%	0.4%pts	0.0%	(0.4)%	0.4%pts
EMEAA	0.2%	(2.4)%	2.6%pts	0.3%	(3.8)%	4.1%pts
G. China	(6.1)%	(8.5)%	2.4%pts	(2.3)%	(6.5)%	4.2%pts

Appendix 3: Q3 system & pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	12,735	(3,951)	8,784	864,699	4.7%	25,145	289,135
Americas	6,023	(2,823)	3,200	517,909	2.5%	8,040	118,280
EMEAA	2,567	(738)	1,829	216,847	5.4%	10,025	84,209
G. China	4,145	(390)	3,755	129,943	13.4%	7,080	86,646

Appendix 4: Definitions

AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:

Investor Relations (Heather Wood; Sonya Ghobrial)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:00am London time on 18th October and can be accessed at https://www.ihgplc.com/en/investors/results-and-presentations. There will be an opportunity to ask questions:

UK:	+44 (0) 203 936 2999
US:	+1 646 664 1960
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	363 921

A recording of the conference call will be available for 7 days from 11.30am London time; details are below:
UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0)203 936 3001
Participant Access Code:	075 975

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 18th October.  The web address is https://www.ihgplc.com/investors/results-and-presentations.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,800 hotels and approximately 865,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 October 2019